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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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GEORGE SIEMERS, individually and on behalf of       :
all other similarly situated,                       :
                                                    :     C.A.  No.  19246
                               Plaintiff,           :
                                                    :
                  - against -                       :      COMPLAINT
                                                    :
UTILICORP LTD., AQUILA, INC., ROBERT K.             :
GREEN, RICHARD C. GREEN, JR. and KEITH STAMM,       :
                                                    :
                                    Defendants.     :
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     Plaintiff alleges the following upon information and belief except paragraph 2 which is alleged on knowledge.

     1. This action arises out of an improper scheme and plan by Utilicorp Ltd. ("Utilicorp") which is the majority shareholder of Aquila, Inc. ("Aquila" or "the Company") to acquire the equity interest of Aquila it does not already own in a stock for stock merger for grossly inadequate consideration and without adequate procedural protections for minority shareholders' interests.

                                   THE PARTIES

     2. Plaintiff is and has been at all relevant times the owner of Aquila common stock.

     3. Aquila is a Delaware corporation, with its principal executive offices located at 1100 Walnut Street, Suite 3300, Kansas City, Missouri. The Company is a wholesale energy merchant. As of November 5, 2001, Aquila had 20 million shares of Class A common stock and 80 million shares of Class B common stock issued and outstanding. The Class B common stock has 10 votes per share and the Class A common stock has one vote per share.


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     4. Utilicorp is a Delaware corporation with its principal place of business located at 20 West Ninth Street, Kansas City, Missouri. As of November 5, 2001, Utilicorp owned the 80 million Class B common shares of Aquila, giving it 80% of Aquila's equity and 97.5% of the vote.

     5. Defendant Robert K. Green ("Green Sr.") is and was at all relevant times Aquila's Chief Executive Officers and a director. Green Sr. is also President, Chief Operating Officer and a director of Utilicorp.

     6. Defendant Richard C. Green, Jr. ("Green Jr.") is and was at all relevant times Chief Executive officer and a director of Aquila. Green Jr. is Chief Executive Officer of Utilicorp.

     7. Defendant Keith Stamm ("Stamm") is and was at all relevant times a director of Aquila and a Senior Vice President of Utilicorp.

     8. The individuals identified above, who constitute Aquila's Board of Directors, are collectively referred to hereinafter as the "Individual Defendants".

     9. By virtue of its majority stock ownership, Utilicorp is the Company's majority shareholder, and as a result, owes fiduciary obligations to Aquila's minority shareholders.

     10. As directors of Aquila, each of the Individual Defendants has the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the class.

                            CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action individually and as a class action, Pursuant to Court of Chancery Rule 23, on behalf of all common stockholders of Aquila (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being treated unfairly in connection with the proposed merger (the "Class").

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     12.  This action is properly maintainable as a class action for the following reasons:

     (a) The Class is so numerous that joinder of all members is impracticable. As of November 5, 2001, there were approximately 100 million shares of the Company stock held by hundreds of holders scattered throughout the United States.

     (b) There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

          (i) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit Utilicorp at the expense of the members of the Class;

          (ii) whether Utilicorp, as the majority stockholder of Aquila, has fulfilled its fiduciary duties to plaintiff and the other members of the Class;

          (iii) whether the defendants have disclosed all material facts in connection with the proposed merger; and

          (iv) whether plaintiff and the other members of the Class would be irreparably damaged were the proposed merger not enjoined.

     (c) The claims of plaintiff are typical of the claims of the other members of the Class.

     (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     (e) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications

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with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications of substantially impair or impede their ability to protect their interests.

     (f) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class as a whole and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


                             SUBSTANTIVE ALLEGATIONS

     13. On or about November 7, 2001, the Company issued a press release announcing that it had received a proposal from Utilicorp for the merger of the Company with Utilicorp in a stock for stock transaction (the "Proposed Transaction").

     14. Pursuant to the terms of the Proposed Transaction, Aquila public shareholders would receive 0.6896 Utilicorp shares for each Aquila share, which would value Aquila at $20.69 a share, based on the current market price of Utilicorp stock.

     15. The Proposed Transaction represents only a modest premium over the current trading price of Aquila stock, which went public in April, 2001 at a price of $24 per share and has a fifty-two week high of $35 per share.

     16. The Proposed Transaction is particularly unfair in light of the Company's recent performance and expected future performance.

     17. The Proposed Transaction is wrongful, unfair and harmful to Class members and represents an attempt by the Utilicorp to enrich itself, at the expense of and to the detriment of Class members. In seeking to consummate the Proposed Transaction, Utilicorp has failed to offer a fair price or afford Class members adequate procedural safeguards, all in violation of its fiduciary obligations.

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     18. Utilicorp has breached its fiduciary duties by failing to offer a fair price to Class members for their Aquila shares. The proposed consideration is not the result of arms-length negotiations, and is not based upon any independent valuation of the current or projected value of Aquila, but was fixed arbitrarily by Utilicorp as part of its unlawful plan and scheme to advance its interests to the detriment of the Class.

     19. Unless enjoined by this Court, defendants well continue to breach their fiduciary duties owed to plaintiff' and the Class and will consummate the Proposed Transaction to the irreparable harm of the plaintiff and the Class.

     20. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     (a) Declaring this to be a proper class action and naming plaintiff as class representative;

     (b) Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including the duties of care, loyalty, and candor,

     (c) Granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;

     (d) In the event the Proposed Transaction is consummated, rescinding the transaction or awarding rescissory damages;

     (e) Ordering defendants, jointly and severally, to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

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     (f) Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs reasonable attorneys' and experts' fees; and

     (e) Granting such other and further relief as may be just and proper.

Dated: November 8, 2001                ROSENTHAL, MONHAIT, GROSS &
                                       GODDESS, P.A

                                       By: /s/ Carmella P. Keener
                                           ----------------------
                                           Mellon Bank Center, Suite 1401
                                           919 North Market Street
                                           Wilmington, DE  19801
                                           302/656-4433
                                           Attorneys for Plaintiff

OF COUNSEL:

CAULEY GELLER BOWMAN
  & COATES, LLP
One Boca Place
2255 Glades Road
Suite 421 A
Boca Raton, FL  33431
(561) 750-3000



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